SE 05041055 MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agawam Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue-17th floor

(No. and Street)

New York (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis A. L'Esperance (212)717-2541

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regen, Benz & MacKenzie, CPA's P.C.

(Name – *if individual, state last, first, middle name*)

317 Madison Avenue (Address) New York (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Francis A. L'Esperance III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agawam Capital LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Notary Public

STEVEN ROBERT EBERT
Notary Public, State of New York
No. 02EB6114301
Qualified in New York County
Term Expires 08/09/2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RegenBenzMacKenzie

INDEPENDENT AUDITORS' REPORT

To the Member
Agawam Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Agawam Capital LLC as of December 31, 2004 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agawam Capital LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 12, 2005

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

AGAWAM CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Assets	
Cash (Note 2)	$ 14,194
TOTAL ASSETS	$ 14,194

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable and Accruals (Note 3)	$ 1,500
Member's Equity	12,694
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 14,194

See accountants' audit report
and accompanying notes to financial statements.

AGAWAM CAPITAL LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue	$ -0-
Operating Expenses	
Administrative (Note 3)	6,000
Bank Service Charges	600
Total Operating Expenses	6,600
Net Loss for the Year Ended December 31, 2004	$ (6,600)

See accountants' audit report
and accompanying notes to financial statements.

AGAWAM CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Member's Equity
Balance, January 1, 2004	$ 13,294
Capital Contributed During The Year	6,000
Net Loss - Year Ended December 31, 2004	(6,600)
Balance, December 31, 2004	$ 12,694

AGAWAM CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net Loss	$ (6,600)
Net Cash Used In Operating Activities	(6,600)
Cash Flows From Financing Activities:	
Capital Contributed	6,000
Net Decrease in Cash	(600)
Cash and Cash Equivalents - January 1, 2004	14,794
Cash and Cash Equivalents - December 31, 2004	$ 14,194
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During the Year for:	
Income Taxes	$ -0-
Interest Expense	$ -0-

AGAWAM CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

1- ORGANIZATION

Agawam Capital LLC ("Agawam") is a Delaware Limited Liability Company that is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD").

Agawam was organized to sell private placements and related programs to qualified investors and advise on certain mergers and acquisitions.

Agawam Capital does not maintain any customer accounts, as defined by Rule 15c3-3 of the Securities and Exchange Commission. Agawam is therefore exempt from Rule 15c3-3 in accordance with subparagraph (k)(2)(i) thereof.

2- SIGNIFICANT ACCOUNTING POLICIES

Agawam uses the accrual method of accounting.

Cash and Cash Equivalents

Agawam considers money market instruments with original maturities less than three months (if any) as cash equivalents.

Use Of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

3- RELATED PARTY TRANSACTIONS

Agawam shares office space with its parent Agawam Partners LLC. Agawam entered into a service agreement with Agawam Partners LLC and pays for administrative services.

Administrative Fees	$ 6,000
Amount Payable	$ 1,500

4- INCOME TAXES

Agawam is a single member LLC. No provision or benefit for income taxes has been included in these financial statements since taxable income or loss passes through to, and is reportable by, the member.

5- FAIR VALUES OF FINANCIAL INSTRUMENTS

Agawam estimates that the fair value of all financial instruments at December 31, 2004, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by Agawam using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that Agawam could realize in a current market exchange. None of the financial instruments are held for trading purposes.

6- NET CAPITAL REQUIREMENTS

Agawam is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, Agawam had net capital of $12,694 which was $7,694 in excess of its required net capital of $5,000.

SCHEDULE I
AGAWAM CAPITAL LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

NET CAPITAL		
Total Assets	$	14,194
Less: Total Liabilities		1,500
Net Worth		12,694
Deductions and/or charges		
Non-allowable assets:		-0-
Total deductions and/or charges		-0-
Net Capital	$	12,694
Computation of basic Net Capital requirement		
Minimum Net Capital requirement	$	5,000
Excess Net Capital	$	7,694
Ratio: Aggregate indebtedness to Net Capital		.12 to 1
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accruals	$	1,500
Total aggregate indebtedness	$	1,500

RECONCILIATION WITH AGAWAM CAPITAL LLC. COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	12,694
Net Capital Per Above	$	12,694

SCHEDULE II
AGAWAM CAPITAL LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

As Agawam Capital LLC does not hold customer accounts, this schedule is not applicable.

SCHEDULE III
AGAWAM CAPITAL LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

As Agawam Capital LLC does not hold customer accounts, this schedule is not applicable.

RegenBenzMacKenzie

To the Member
Agawam Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Agawam Capital LLC for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Agawam Capital LLC, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Agawam Capital LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Agawam Capital LLC in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Agawam Capital LLC is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Agawam Capital LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

REGEN, BENZ & MACKENZIE, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

To The Member
Agawam Capital LLC
Page 2

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Agawam Capital LLC's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended, and should not be used by anyone other than these specified parties.

Regen, Benz & MacKenzie, CPA's, P.C.

New York, New York
February 12, 2005